

Mail Stop 3030

May 3, 2016

Via E-mail
Mr. Mark J. Gallenberger
Senior Vice President and Chief Financial Officer
Xcerra Corporation
825 University Avenue
Norwood, Massachusetts 02062

> **RE:** **Xcerra Corporation**
> **Form 10-K for Fiscal Year Ended July 31, 2015**
> **Filed October 14, 2015**
> **File No. 000-10761**

Dear Mr. Gallenberger:

　　We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　/s/ Kevin J. Kuhar

　　　　　　　　　　　　　　　　　　　Kevin J. Kuhar
　　　　　　　　　　　　　　　　　　　Accounting Branch Chief
　　　　　　　　　　　　　　　　　　　Office of Electronics and Machinery